October 11, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (908) 605-2999

Mr. Gary T. Jolliffe
President and Chief Executive Office
1902 Long Hill Road
Millington, NJ 07946

Re: MSB Financial Corp.
Registration Statement on Form S-1
Filed September 13, 2006
File No. 333-137294

Dear Mr. Joliffe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all outstanding exhibits, including the Appraisal Report of RP Financial, with your next amendment.

Prospectus Supplement
Cover Page

2.   We note your disclosure in the second paragraph that 265,811 shares will be offered to
        the public; however, it appears that these shares have already been designated for the
        Savings Plan. Please explain or revise your disclosure.

Prospectus
Conduct of the Offering, page 2

3.   We have note the priority of subscriber rights to the offering; please clarify whether the
        "employee stock ownership plan of Millington Savings Bank" is the same as the
        "Millington Savings Bank Savings Plan" discussed in the prospectus supplement. If so,
        please revise this prospectus for consistency.

Use of Proceeds, page 16

4.   Disclose the cost of opening a new branch.

Management, page 71

5.   Please revise this section in accordance with Item 401 of Regulation S-K to include
        further information regarding the Board's committees, including whether or not you have
        an Audit Committee Financial Expert.

Transactions with Management and Others, page 75

6.   Please clarify whether the 50 basis point reduction in interest rates for primary residence
        mortgages applies to all employees.

Where you can find additional information, page 98

7.   Please correct the SEC's address to reflect our location in at 100 F St., N.E., Washington,
        D.C.

Tax Opinion of Malizia Spidi & Fisch, Exhibit 8
Scope of Opinion, page 6

8.   We note your statement that you have no duty to update your opinion. Please remove
        this statement or file an updated version of this opinion with your acceleration request so
        that it opines to the most current law. Alternatively, please refer to the date of
        effectiveness of the registration statement rather than the date of the opinion.

Mr. Gary T. Joliffe
President and Chief Executive Officer
October 11, 2006
Page 3

9.   Similarly, you have stated that facts may occur after the date of your opinion that may affect its validity; please remove this sentence or provide this opinion again just prior to effectiveness.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3775 with any questions.

Sincerely,

Todd Schiffman
Assistant Director

cc: Samuel J. Malizia, Esq.
        Tiffany A. Hasselman, Esq.
        Malizia Spidi & Fisch, PC
        901 New York Avenue, N.W.
        Suite 210 East
        Washington, DC 20001